August 26, 2025

Jia Li
Chief Executive Officer
U Power Ltd
18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People   s Republic of China, 241003

        Re: U Power Ltd
            Registration Statement on Form F-1
            Filed on August 19, 2025
            File No. 333-289713
Dear Jia Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Bradley Ecker at 202-551-4985 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing